Exhibit 99.1

HPH to Hold Extraordinary General Meeting and Class Meeting On October 31, 2024

GUANGZHOU, China, September 30, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced it will hold an extraordinary general meeting (the “EGM”) of shareholders, being a simultaneous combined class meeting of the holders of ordinary shares of the Company, at its executive office at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China on October 31, 2024 at 10:30 a.m. (Beijing time) whereby, the holders of the ordinary shares of the Company will vote as shareholders and class holders of the ordinary shares of the Company.

Holders of record of the Company’s ordinary shares of the Company at the close of business on October 1, 2024 (Eastern Time), or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of record of the Company’s American depositary shares (the “ADSs”) at the close of business on October 1, 2024, Eastern Time, who wish to exercise their voting rights for the underlying ordinary shares represented by the ADSs must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the EGM and voting instruction card for ADS holders are available on the Investor Relations section of the Company's website at https://ir.puyiwm.com/.

About Highest Performances Holdings Inc. (NASDAQ: HPH)

HPH was founded in 2010 with the aim of becoming a top provider of smart home and enterprise services. Its mission is to improve the quality of life for families worldwide, focusing on two main driving forces: “technological intelligence” and “capital investments.” HPH has a global strategic perspective and identifies high-quality enterprises with global potential for investment and operations. Its areas of focus include asset allocation, education and study tours, cultural tours, sports events, healthcare and elderly care and family governance.

HPH currently holds controlling interests in two leading financial service providers in China, namely Fanhua Inc., a technology-driven platform, and Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider.

Highest Performances Holdings Inc., formerly known as Puyi Inc., was renamed on March 13, 2024 to reflect its strategic transformation.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

Highest Performances Holdings Inc.